

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Mr. James Nathanielsz, Chief Executive Officer
Propanc Health Group Corporation
576 Swan Street
Richmond, VIC, 3121, Australia

> **Re: Propanc Health Group Corporation**
> **Registration Statement on Form S-1**
> **Amendment No. 1 filed August 18, 2011**
> **File No. 333-175092**

Dear Mr. Nathanielsz:

Our preliminary review of the above referenced amendment to your registration statement indicates that it fails in various material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Namely, the financial statements included in the filing are not current as required by Article 8-08 of Regulation S-X. In addition, your next amendment should include an updated accountant's consent. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Peter J. Gennuso, Esquire